

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
Unit 1000, 10th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

> **Re: CLPS Incorporation**
> **Form 20-F for Fiscal Year Ended June 30, 2023**
> **File No. 001-38505**

Dear Raymond Ming Hui Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Rongwei Xie